Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)
c/o Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
41st Floor
Montréal, Québec
H3B 3V2

Item 2  Date of Material Change

March 5, 2018.
Item 3  News Release

On March 5, 2018, the Company issued a news release indicating the material change, which was disseminated on the Globe Newswire news service.
Item 4  Summary of Material Change
On March 5, 2018, the Company announced that it had appointed James Clavijo as Chief Financial Officer, effective today.
Item 5.  Full Description of Material Change
On March 5, 2018, the Company announced that it had appointed James Clavijo as Chief Financial Officer, effective today. Before joining the Company, Mr. Clavijo served as Chief Financial Officer at Tri-Source Pharma. Tri-Source is a pharmaceutical company focused on procuring pharmaceutical products facing supply issues and supplying pharmaceutical products to veterinary markets. Prior to serving as Chief Financial Officer of Tri-Source Pharma, Mr. Clavijo also served for seven years as founder of Capital View Partners, a consulting firm providing Chief Financial Officer services, and for five years as the Chief Accounting Officer at Soligenix, a public biopharmaceutical company. Mr. Clavijo received a bachelor’s degree in Chemistry from the University of Florida, a bachelor’s degree in Accounting from the University of Nebraska, and a master’s degree in Accounting from Florida International University.
Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matter described in this report may be obtained from Michael V. Ward, Chief Executive Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9  Date of Report

March 5, 2018.